UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Hamilton Beach Brands Holding Company

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

40701T203

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

June 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Associates I, L.P. 34-1845745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 944,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.44%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 346,095
	8	SHARED VOTING POWER 2,421,332
	9	SOLE DISPOSITIVE POWER 346,095
	10	SHARED DISPOSITIVE POWER 2,421,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,767,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.60%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 135,778
	8	SHARED VOTING POWER 2,421,332
	9	SOLE DISPOSITIVE POWER 135,778
	10	SHARED DISPOSITIVE POWER 2,421,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,557,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.16%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,893
	8	SHARED VOTING POWER 2,421,332
	9	SOLE DISPOSITIVE POWER 112,893
	10	SHARED DISPOSITIVE POWER 2,421,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,534,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.57%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,399
	8	SHARED VOTING POWER 2,421,332
	9	SOLE DISPOSITIVE POWER 183,399
	10	SHARED DISPOSITIVE POWER 2,421,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,604,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.39%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,424,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,424,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.72%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,421,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,421,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.65%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 183,399
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,604,731

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,604,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.39%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,534,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,534,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.57%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,778
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,557,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,557,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.16%
14	TYPE OF REPORTING PERSON* IN

Part II to Schedule 13D/A

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (the “Class B Common”) of Hamilton Beach Brands Holding Company (the “Issuer”) held by Rankin Associates I, L.P., a Delaware limited partnership (“Rankin I”), that appeared in the Schedule 13D filed by the Reporting Persons on October 6, 2017 (the “Initial Filing”), as amended on February 12, 2021 (the “Amendment No. 1”) and as amended on February 11, 2022 (the “Amendment No. 2” and, collectively with the Initial Filing, Amendment No. 1 and Amendment No. 3, the “Filings”). This Amendment No. 3 reflects the beneficial ownership of shares of Class B Common by the Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 3. Source and Amount of Funds or Other Consideration.

The information provided in the Filings with respect to Item 3 which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Shares of Class B Common held by the Reporting Persons were acquired on September 29, 2017 when NACCO completed the spin-off of the Issuer to NACCO’s stockholders (the “Spin-off”). Immediately following the Spin-off, the Issuer became an independent public company.

To effect the Spin-off, NACCO made a distribution of all of the outstanding shares of the Issuer’s common stock held by NACCO to NACCO common stockholders as of the record date, which was the close of business on September 26, 2017. For each share of Class A common stock of NACCO, par value $1.00 per share (the “NACCO Class A Common”), held on September 26, 2017, NACCO distributed one share of Class A Common and one share of Class B Common. Similarly, for each share of Class B common stock of NACCO, par value $1.00 per share (the “NACCO Class B Common,” and together with the NACCO Class A Common, the “NACCO Common”), held on September 26, 2017, NACCO distributed one share of Class A Common and one share of Class B Common.

NACCO stockholders were not required to pay for shares of Class A Common or Class B Common received in the Spin-off, or to surrender or exchange shares of NACCO Class A Common or NACCO Class B Common or take any other action to receive the Class A Common or Class B Common.

Immediately after the Spin-off, holders of NACCO Class A Common and NACCO Class B Common held all of the outstanding shares of the Class A Common and Class B Common. In connection with the Spin-off, NACCO distributed 6,836,716 shares of Class A Common and 6,836,716 shares of Class B Common to NACCO stockholders.

Subsequent to the Spin-Off, the Reporting Persons have acquired shares of Class B Common in swaps under the Stockholders’ Agreement (as defined below), including a series of swaps on June 3, 2022, as well as through market purchases and pursuant to equity awards by the Issuer.

Item 5. Interest in Securities of the Issuer.

The statements under the heading Rankin Associates I, L.P. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Rankin Associates I, L.P. Rankin I may be deemed to beneficially own 944,742 shares of the Class B Common held by Rankin I. Although Rankin I holds the 944,742 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as General Partners, share the power to vote such shares of Class B Common. Voting actions are determined by the General Partners owning at least a majority of the general partnership interests of Rankin I. The Partners share with each other the power to dispose of such shares. Collectively, the 944,742 shares of Class B Common beneficially owned by Rankin I constitute approximately 17.50% of the Class B Common outstanding as of May 31, 2022.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 346,095 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 944,742 shares of Class B Common held by Rankin I with the other general partners and shares the power to dispose of the 944,742 shares of Class B Common held by Rankin I with the other partners, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 800,000 shares of Class B Common held by Rankin Associates IV, L.P. with the other general partners of Rankin IV and shares the power to dispose of the 800,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV and (c) as trustee and beneficiary of certain trusts, shares the power to vote the 676,590 shares of Class B Common held by Rankin II with the other stockholders of RMI, as general partner of Rankin II, and shares the power to dispose of the 676,590 shares of Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Collectively, 2,767,427 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 71.60% of the Class B Common outstanding as of May 31, 2022.

The statements under the heading Thomas T. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 135,778 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 944,742 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 944,742 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 800,000 shares of Class B Common held by Rankin IV with the other general partners Rankin IV and shares the power to dispose of the 800,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners Rankin IV and (c) as trustee and beneficiary of certain trusts, shares the power to vote the 676,590 shares of Class B Common held by Rankin II with the other stockholders of RMI, as general partner of Rankin II, and shares the power to dispose of the 676,590 shares of Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Collectively, the 2,557,110 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 71.60% of the Class B Common outstanding as of May 31, 2022.

The statements under the heading Claiborne R. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 112,893 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 944,742 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 944,742 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 800,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 800,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV and (c) as trustee and beneficiary of certain trusts, shares the power to vote the 676,590 shares of Class B Common held by Rankin II with the other stockholders of RMI, as general partner of Rankin II, and shares the power to dispose of the 676,590 shares of Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Collectively, the 2,534,225 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 65.57% of the Class B Common outstanding as of May 31, 2022.

The statements under the heading Roger F. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 183,399 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 944,742 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 944,742 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 800,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 800,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners Rankin IV and (c) as trustee and beneficiary of certain trusts, shares the power to vote the 676,590 shares of Class B Common held by Rankin II with the other stockholders of RMI, as general partner of Rankin II, and shares the power to dispose of the 676,590 shares of Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Collectively, the 2,604,731 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 67.39% of the Class B Common outstanding as of May 31, 2022.

The statements under the heading Helen R. Butler which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler shares the power to dispose of (a) 944,742 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 800,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 676,590 shares of Class B Common held by Rankin II with the general partner and other limited partners of Rankin II. Ms. Butler (a) is deemed to share with her spouse (John C. Butler, Jr.) the power to vote and dispose of 2,800 shares of Class B Common held by her spouse. Collectively, the 2,424,132 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 62.72% of the Class B Common outstanding as of May 31, 2022.

The statements under the heading Clara T. Rankin Williams which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams shares the power to dispose of (a) 944,742 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 800,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 676,590 shares of Class B Common held by Rankin II with the general partner and other limited partners of Rankin II. Collectively, the 2,424,132 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 62.65% of the Class B Common outstanding as of May 31, 2022.

The statements under the heading Alison A. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alison A. Rankin. Ms. Rankin shares the power to dispose of (a) 944,742 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 800,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 676,590 shares of Class B Common held by Rankin II with the general partner and other limited partners of Rankin II. Ms. Rankin is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose 183,399 shares of Class B Common owned by her spouse. Collectively, the 2,604,731 shares of Class B Common beneficially owned by Alison A. Rankin constitute approximately 67.39% of the Class B Common outstanding as of May 31, 2022.

The statements under the heading Chloe O. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Chloe O. Rankin. Ms. Rankin shares the power to dispose of (a) 944,742 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 800,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 676,590 shares of Class B Common held by Rankin II with the general partner and other limited partners of Rankin II. Ms. Rankin is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose of 112,893 shares of Class B Common owned by her spouse. Collectively, the 2,534,225 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 65.57% of the Class B Common outstanding as of May 31, 2022.

The statements under the heading Corbin K. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Corbin K. Rankin. Ms. Rankin shares the power to dispose of (a) 944,742 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 800,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 676,590 shares of Class B Common held by Rankin II with the general partner and other limited partners of Rankin II. Ms. Rankin is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose 135,778 shares of Class B Common owned by her spouse. Collectively, the 2,557,110 shares of Class B Common beneficially owned by Corbin K. Rankin, constitute approximately 66.16% of the Class B Common outstanding as of May 31, 2022.

[Signatures begin on the next page.]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2022

Name: Rankin Associates I, L.P.
By: Main Trust of Alfred M. Rankin, Jr., created under the Agreement, dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., as Trustee

REPORTING PERSONS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara Rankin Williams*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin *
Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler *
Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin*
Attorney-in-Fact for BTR 2020 GST for Helen R. Butler*
Attorney-in-Fact for BTR 2020 GST for Clara R. Williams*
Attorney-in-Fact for BTR 2020 GST for Matthew M. Rankin*
Attorney-in-Fact for BTR 2020 GST for James T. Rankin*
Attorney-in-Fact for BTR 2020 GST for Thomas P.K. Rankin*
Attorney-in-Fact for BTR 2020 GST for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2020 GST for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2020 GST for Julia R. Kuipers*
Attorney-in-Fact for BTR 2020 GST for Anne F. Rankin*
Attorney-in-Fact for BTR 2020 GST for Elisabeth M. Rankin*
Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams*
Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*
Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*
Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 17.